UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59037/December 2, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13142

_____

In the Matter of   :
                                                          :   ORDER MAKING FINDINGS AND
AQUA VIE BEVERAGE CORP.,   :   REVOKING REGISTRATION BY
ASIA BIOTECHNOLOGY GROUP, INC.,   :   DEFAULT AS TO AQUA VIE
CARAVAN ACQUISITION CORP.,   :   BEVERAGE CORP.
CENTURY INVESTMENTS   :
  INTERNATIONAL, INC.,   :
DIVERSIFIED HOLDINGS   :
  INTERNATIONAL, INC.,   :
MILINX BUSINESS GROUP, INC., and   :
MSC GROUP, INC.   :

_____

        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on August 20, 2008, pursuant to Section 12(j) of the Securities Exchange Act
of 1934 (Exchange Act).   The Office of the Secretary and the Division of Enforcement
(Division) provided evidence that the Commission delivered or attempted to deliver the OIP to
Respondents in compliance with Rule 141 of the Commission's Rules of Practice by August 25,
2008. When the time for filing Answers to the OIP expired, no Answers had been received.

        By Order dated September 17, 2008, I directed each Respondent to show cause why it
should not be held in default and why the registration of its registered securities should not be
revoked.   Six Respondents (Asia Biotechnology Group, Inc., Caravan Acquisition Corp.,
Century Investments International, Inc., Diversified Holdings International, Inc., Milinx
Business Group, Inc., and MSC Group, Inc.) did not reply to the Order to Show Cause. I held
these six Respondents in default and revoked the registrations of each class of their registered
securities on October 15, 2008. See Rules 155(a)(2) and 220(f) of the Commission's Rules of
Practice.

        Thomas J. Gillespie (Gillespie) of Ketchum, Idaho, replied to the Order to Show Cause
on behalf of the seventh Respondent, Aqua Vie Beverage Corp. (Aqua Vie). Gillespie described
himself as "a significant shareholder" in Aqua Vie. He acknowledged that Aqua Vie has not

filed periodic reports with the Commission since 2003, but represented in his letter that "progress towards finalizing a timely report is close at hand."

I held a telephonic prehearing conference with the Division and Gillespie on October 14, 2008. Gillespie stated that he owns approximately fifteen percent of Aqua Vie's stock. He estimated that it would take approximately nine more months for Aqua Vie to file its overdue periodic reports with the Commission.

To expedite the resolution of the proceeding, I construed Gillespie's letter as the functional equivalent of an Answer to the OIP by Aqua Vie. I then granted the Division's unopposed request for leave to file a motion for summary disposition. The Division filed its motion for summary disposition, a supporting brief, two sworn declarations, and several exhibits on November 4, 2008. Aqua Vie's opposition to the Division's motion for summary disposition was due on November 25, 2008. On that date, Gillespie withdrew his earlier response to the Order to Show Cause and stated that he would "not stand in the way" of this administrative proceeding. No opposition to the Division's motion was received from an attorney or an officer acting on behalf of Aqua Vie.

Accordingly, I find Aqua Vie in default for failing to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding. As authorized by Commission Rule of Practice 155(a)(2), the following allegations of the OIP are deemed true.

Aqua Vie (CIK No. 1068104) is a void Delaware corporation located in Ketchum, Idaho, with a class of equity securities registered pursuant to Exchange Act Section 12(g). Aqua Vie is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended April 30, 2003, which reported a net loss of over $1 million for the prior three months. On January 17, 1995, an involuntary Chapter 11 petition was filed against Aqua Vie in the United States Bankruptcy Court for the District of Idaho. The case was closed on June 8, 1999. As of August 5, 2008, the company's common stock (symbol AQVB) was quoted on the Pink Sheets and had one market maker.

Aqua Vie is delinquent in its periodic filings with the Commission, has repeatedly failed to meet its obligation to file timely periodic reports, and failed to heed a delinquency letter sent to it by the Division of Corporation Finance at the address shown in its most recent filing with the Commission, or did not receive the letter because of its failure to keep an updated address on file with the Commission as required by Commission rules.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of its failure to file required periodic filings, Aqua Vie failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Aqua Vie Beverage Corp. is revoked.

_____
James T. Kelly
Administrative Law Judge